Exhibit 3.1

AMENDMENT NO.1 TO THE AMENDED AND RESTATED BYLAWS

OF

DTS, INC.

By written consent of the Board of Directors of DTS, Inc. on December 12, 2014, Article X was hereby inserted into the Amended and Restated Bylaws of DTS, Inc. to read as follows:

ARTICLE X

FORUM FOR CERTAIN ACTIONS

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation arising pursuant to any provision of the Delaware General Corporation Law or the Amended and Restated Certificate of Incorporation or Bylaws, or (iv) any action involving the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery determines it does not have jurisdiction, in another state or the federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.  Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article X.